Exhibit 99.1

Legend Biotech Announces Appointment of Dr. Ying Huang to the Board of Directors

SOMERSET, N.J.--(BUSINESS WIRE)--December 30, 2021--Legend Biotech Corporation (NASDAQ: LEGN) (“Legend Biotech”), a global, clinical-stage biotechnology company developing and manufacturing novel therapies, announced today that Dr. Ying Huang, Legend Biotech’s Chief Executive Officer and Chief Financial Officer, has been appointed as a director to Legend Biotech’s Board of Directors. Dr. Huang will serve as a Class I director.

“We are delighted to have Dr. Huang join our Board of Directors,” said Sally Wang, Chairwoman of Legend Biotech. “As Legend Biotech’s Chief Executive Officer and Chief Financial Officer, Dr. Huang has been instrumental to Legend Biotech’s progress to date, and his extensive knowledge of Legend Biotech will surely enhance our Board of Directors.”

Ying Huang, Ph.D., has served as Legend Biotech’s Chief Executive Officer since September 2020 and as its Chief Financial Officer since July 2019. Prior to joining Legend Biotech, Dr. Huang was a Managing Director and Head of Biotech Equity Research at BofA Securities, Inc. from August 2014 to July 2019, where he led a team of analysts covering more than 30 biotechnology companies including Amgen, Gilead, Celgene, Biogen and others that encompass a wide range of therapeutic areas. Dr. Huang became a biotechnology analyst in 2007 and worked at Wells Fargo (formerly Wachovia), Credit Suisse, Gleacher and Barclays before joining BofA Securities, Inc. Prior to his Wall Street career, Dr. Huang was a Principal Scientist at Schering-Plough (now Merck & Co.) in the Department of Chemical Research focusing on small molecule drug discovery in the therapeutic areas of cardiovascular and central nervous system. He is also the co-author of multiple patents and peer-reviewed publications. Dr. Huang holds a Ph.D. in Bio-organic Chemistry from Columbia University. Dr. Huang also studied at Columbia Business School and in the Special Class for the Gifted Young at the University of Science and Technology of China.

About Legend Biotech

Legend Biotech is a global, clinical-stage biotechnology company dedicated to treating, and one day curing, life-threatening diseases. Headquartered in Somerset, New Jersey, we are developing advanced cell therapies across a diverse array of technology platforms, including autologous and allogenic chimeric antigen receptor T-cell, T-cell receptor (TCR-T), and natural killer (NK) cell-based immunotherapy. From our three R&D sites around the world, we apply these innovative technologies to pursue the discovery of safe, efficacious and cutting-edge therapeutics for patients worldwide.

We are currently engaged in a strategic collaboration to develop and commercialize our lead product candidate, ciltacabtagene autoleucel (cilta-cel), an investigational BCMA-targeted CAR-T cell therapy for patients living with multiple myeloma. Applications seeking approval of cilta-cel for the treatment of patients with relapsed or refractory multiple myeloma (RRMM) are currently under regulatory review by several health authorities around the world, including the U.S. Food and Drug Administration and the European Medicines Agency.

Contacts

Investor Contacts:

Joanne Choi, Senior Manager of Investor Relations and Corporate Communications, Legend Biotech
joanne.choi@legendbiotech.com

Crystal Chen, Manager of Investor Relations and Corporate Communications, Legend Biotech
crystal.chen@legendbiotech.com

Press Contact:

Tina Carter, Corporate Communications Lead, Legend Biotech
tina.carter@legendbiotech.com or media@legendbiotech.com